Free Writing Prospectus to Preliminary Pricing Supplement No. 4,095

Registration Statement Nos. 333-250103; 333-250103-01

Dated February 17, 2022; Filed pursuant to Rule 433

Morgan Stanley

2-Year SPX Callable Contingent Income Securities

This document provides a summary of the terms of the securities. Investors must carefully review the accompanying preliminary pricing supplement referenced below, prospectus supplement, index supplement and prospectus, and the “Risk Considerations” on the following page, prior to making an investment decision.

Summary Terms
Issuer:	Morgan Stanley Finance LLC
Guarantor:	Morgan Stanley
Underlying index:	S&P 500® Index (“SPX”)
Stated principal amount:	$1,000 per security
Issue price:	$1,000 per security
Pricing date:	February 25, 2022
Original issue date:	March 2, 2022 (3 business days after the pricing date)
Maturity date:	February 29, 2024
Call feature:

Beginning on May 31, 2022, an early redemption, in whole but not in part, will occur on a redemption date if and only if the output of a risk neutral valuation model on a business day that is at least 2 but no more than 5 business days prior to such redemption date, as selected by the calculation agent (the “determination date”), taking as input: (i) prevailing reference market levels, volatilities and correlations, as applicable and in each case as of the determination date and (ii) Morgan Stanley’s credit spreads as of the pricing date, indicates that redeeming on such date is economically rational for us as compared to not redeeming on such date. If we call the securities, we will give you notice at least 2 business days before the redemption date specified in the notice. No further payments will be made on the securities once they have been redeemed.

Redemption payment:	The redemption payment will be an amount equal to (i) the stated principal amount plus (ii) any contingent quarterly coupon otherwise due with respect to the related observation date.
Redemption dates:

Beginning on May 31, 2022, quarterly, as set forth below. If any scheduled redemption date is not a business day, the redemption payment will be made on the next succeeding business day and no adjustment will be made to any redemption payment made on that succeeding business day.

Contingent quarterly coupon:

●If, on any observation date, the index closing value on such date is greater than or equal to the coupon barrier level, we will pay a contingent quarterly coupon at an annual rate of 7.60% (corresponding to approximately $19.00 per quarter per security) on the related coupon payment date.

●If, on any observation date, the index closing value on such date is less than the coupon barrier level, no contingent quarterly coupon will be paid with respect to that observation date.

Payment at maturity:	If the securities have not previously been redeemed, investors will receive on the maturity date a payment at maturity determined as follows:
	●If the final index value is greater than or equal to the downside threshold level:	the stated principal amount and the contingent quarterly coupon with respect to the final observation date
	●If the final index value is less than the downside threshold level:	(i) the stated principal amount multiplied by (ii) the index performance factor
Coupon barrier level:	75% of the initial index value
Downside threshold level:	75% of the initial index value
Initial index value:	The index closing value of the underlying index on the pricing date
Final index value:	The index closing value of the underlying index on the final observation date

Observation dates:

As set forth below, subject to postponement due to non-index business days or certain market disruption events. We also refer to the observation date immediately prior to the maturity date as the final observation date.

Coupon payment dates:	Quarterly, beginning May 31, 2022, as set forth below. See “Coupon Observation Dates” below.
Index performance factor:	The final index value divided by the initial index value.
CUSIP / ISIN:	61773QCA5 / US61773QCA58
Preliminary pricing supplement:	https://www.sec.gov/Archives/edgar/data/895421/000183988222003159/ms4095_424b2-01748.htm

Observation Dates	Coupon Payment Dates / Redemption Dates
May 25, 2022	May 31, 2022
August 25, 2022	August 30, 2022
November 25, 2022	November 30, 2022
February 27, 2023	March 2, 2023
May 25, 2023	May 31, 2023
August 25, 2023	August 30, 2023
November 27, 2023	November 30, 2023
February 26, 2024 (final observation date)	February 29, 2024 (maturity date)

Hypothetical Payout at Maturity[1] (if the securities have not been previously redeemed)
Change in Underlying Index	Payment at Maturity (excluding any coupon payable at maturity)
+40%	$1,000.00
+30%	$1,000.00
+20%	$1,000.00
+10%	$1,000.00
0%	$1,000.00
-10%	$1,000.00
-20%	$1,000.00
-25%	$1,000.00
-26%	$740.00
-30%	$700.00
-40%	$600.00
-50%	$500.00
-60%	$400.00
-70%	$300.00
-80%	$200.00
-90%	$100.00
-100%	$0
[1] All payments are subject to our credit risk

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Underlying Index

For more information about the underlying index, including historical performance information, see the accompanying preliminary pricing supplement.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary pricing supplement. Please review those risk factors carefully prior to making an investment decision.

Risks Relating to an Investment in the Securities

●The securities do not guarantee the return of any principal.

●You will not receive any contingent quarterly coupon for any quarterly period where the index closing value on the related observation date is less than the coupon barrier level.

●The securities have early redemption risk.

●Investors will not participate in any appreciation in the value of the underlying index.

●The contingent quarterly coupon, if any, is paid on a quarterly basis and is based solely on the index closing value of the underlying index on the specified observation dates.

●The market price will be influenced by many unpredictable factors.

●The estimated value of the securities is approximately $975.80 per security, or within $35.00 of that estimate, and is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.

●The securities are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the securities.

●As a finance subsidiary, MSFL has no independent operations and will have no independent assets.

●Not equivalent to investing in the underlying index.

●The securities will not be listed on any securities exchange and secondary trading may be limited. Accordingly, you should be willing to hold your securities for the entire 2-year term of the securities.

●The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the securities in the original issue price reduce the economic terms of the securities, cause the estimated value of the securities to be less than the original issue price and will adversely affect secondary market prices.

●Hedging and trading activity by our affiliates could potentially affect the value of the securities.

●The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the securities.

●The U.S. federal income tax consequences of an investment in the securities are uncertain.

Risks Relating to the Underlying Index

●Governmental regulatory actions, such as sanctions, could adversely affect your investment in the securities.

●Adjustments to the underlying index could adversely affect the value of the securities.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary pricing supplement under the caption “Additional Information About the Securities—Tax considerations” concerning the U.S. federal income tax consequences of an investment in the securities, and you should consult your tax adviser.